Mercury HW Variable Trust

File No. 811-08163

Item No. 77K (Changes in Registrant's Certifying
Accountant) - Attachment

On July 31, 2001, the Board of Trustees of the Trust, upon the recommendation of the Board's audit committee, approved a change of the Trust's independent auditors to Ernst & Young LLP. This change is applicable to each series of the Registrant. For the periods ended June 30, 1997 through June 30, 2000, PricewaterhouseCoopers LLP expressed an unqualified opinion on the Trust's financial statements. Further, there were no disagreements between Fund management and PricewaterhouseCoopers LLP prior to their resignation.